EXHIBIT 99.1

                             -FOR IMMEDIATE RELEASE-

             ELRON TO HOST FIRST QUARTER EARNINGS CONFERENCE CALL ON
                             THURSDAY, MAY 17, 2007

TEL AVIV, MAY 10, 2007 - ELRON ELECTRONIC  INDUSTRIES LTD. (NASDAQ:  ELRN, TASE:
ELRN) today announced that it will be hosting a conference call on Thursday, May 17th at 10:00am EDT and 5:00pm Israel time to discuss its first quarter 2007 results. The company plans to release its results prior to the conference call, on Thursday, May 17th.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                       In the US:       1 888 668 9141
                       In the UK:       0 800 917 5108
                       In Israel:       03 918 0610
                       International Participants: +972 3 918 0610

                                       at:

  10:00am Eastern Time, 7:00am Pacific Time, 3:00pm GMT and 5:00pm Israel Time

For your convenience, a replay of the call will be available until Wednesday, May 23rd. The replay numbers are:

1 888 782 4291 (US); 0 800 028 6837 (UK) and +972 3 925 5927 (International).

A replay of the call will also be available for ninety days on the company website.

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ELRON  ELECTRONIC  INDUSTRIES  LTD.,  A MEMBER OF THE IDB  HOLDING  GROUP,  IS A
LEADING ISRAEL-BASED TECHNOLOGY HOLDING COMPANY DIRECTLY INVOLVED IN THE LONG-TERM PERFORMANCE OF ITS GROUP COMPANIES. ELRON IDENTIFIES POTENTIAL TECHNOLOGIES, CREATES STRATEGIC PARTNERSHIPS, SECURES FINANCING, AND RECRUITS SENIOR MANAGEMENT TEAMS. ELRON'S GROUP COMPANIES CURRENTLY COMPRISE A DIVERSE RANGE OF PUBLICLY-TRADED AND PRIVATELY HELD COMPANIES PRIMARILY IN THE FIELDS OF MEDICAL DEVICES, INFORMATION & COMMUNICATIONS TECHNOLOGY, SEMICONDUCTORS AND CLEAN TECHNOLOGY. FOR FURTHER INFORMATION, PLEASE VISIT WWW.ELRON.COM


COMPANY CONTACT:                                INVESTOR RELATIONS CONTACT:
Rinat Remler                                    GK Investor Relations
Elron Electronic Industries Ltd.                Ehud Helft
Tel. 972-3-6075555                              Kenny Green
rinat@elron.net                                 Tel. +1 646 201 9246
                                                info@gkir.com


(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)